Exhibit 99.1

Hilliard Terry, EVP and Chief Financial Officer of Textainer Group Holdings Limited to Depart and Michael Chan to be Promoted to EVP and Chief Financial Officer

HAMILTON, Bermuda, September 13, 2018 — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”), one of the world’s largest lessors of intermodal containers, today announced that effective September 30, 2018, Hilliard C. Terry, III, the Company’s Executive Vice President and Chief Financial Officer, will leave the Company to pursue other opportunities outside the industry.  At that time, Michael K. Chan, currently the Company’s Senior Vice President of Finance, will be promoted to Executive Vice President and Chief Financial Officer.

Mr. Terry joined Textainer in January 2012 as Executive Vice President and CFO.  He previously worked at Agilent Technologies, Inc. as Vice President and Treasurer.  Mr. Chan re-joined Textainer in April 2017 from Ygrene Energy Fund where he served as CFO and was responsible for raising nearly $1 billion in capital for the residential and commercial clean energy lender.  Mr. Chan previously was Senior Director of Treasury and Capital Markets for The Cronos Group, a global intermodal container leasing company, and he held the CFO position for The Chartres Lodging Group.  Mr. Chan was Textainer’s Corporate Controller from 1994 through 2006.  Mr. Chan is a member of the American Institute of Certified Public Accountants (AICPA).

“I wish to thank Hilliard for his many contributions to Textainer over the past seven years and wish him the very best in his future endeavors” said Olivier Ghesquiere, President and Chief Executive Officer of Textainer.  “Textainer has greatly benefited from Hilliard’s extensive public company experience, as well as his strong treasury and investor relations capabilities especially during the numerous asset-backed note and bank loan transactions undertaken during his tenure.”

Mr. Chan returned to Textainer seventeen months ago after gaining significant experience as CFO and in senior finance roles in several industries.  “Michael’s prior CFO experience coupled with his 12 years of experience at Textainer earlier in his career and tenure with Cronos, another leading container lessor, has allowed him to seamlessly transition back into Textainer over the past year and has prepared him well for his new CFO role.  Over the past year, Michael and Hilliard have worked together on nearly $3 billion of financing transactions and we are confident that Hilliard is leaving Textainer in a sound financial position and with a capable successor in Michael Chan,” said Mr. Ghesquiere.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 3.4 million TEU in our owned and managed fleet. We lease containers to approximately 300 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and more than 500 independent depots worldwide.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III, +1 (415) 658-8214

Executive Vice President and Chief Financial Officer

or

Michael K. Chan, +1 (415) 658-8261

Senior Vice President, Finance

ir@textainer.com

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